SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2021

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 EXPLANATORY NOTE

On December 15, 2021,  Trinity Biotech plc (the “Company”), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, announced its results for the quarter ended September 30, 2021, the entry into a $81.25 million loan facility to refinance substantially all of the existing $99.9 million of exchangeable senior notes issued by the Company’s subsidiary, Trinity Biotech Investment Limited (the “Notes”) and exchange agreements for over 99% of the outstanding Notes, all subject to certain conditions precedent.

The Company and its subsidiaries entered into a $81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, will be used to retire substantially all of the Notes.

The Term Loan will mature on the fourth anniversary of the closing date and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR and (b) one percent per annum, and interest will be payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity.

The funding of the Term Loan is subject to a number of conditions precedent including the repayment of at least 99.7% of the Notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants.  The Company intends to convene a general meeting of the Company to consider these matters in January 2022.

In connection with the Term Loan, the Company has agreed, subject to drawdown of the Term Loan, to issue warrants (the “Warrants”) exercisable for 2,500,000 of the Company’s ADSs to Perceptive.  The per ADS exercise price of the Warrants is equal to the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to December 15, 2021 and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

In addition to the Term Loan, the Company has entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that hold approximately $99.7million  of the outstanding Notes, which are puttable by the Holders in April 2022. Under the terms of this agreement each holder will receive $ 0.87 of cash and the equivalent of  $0.08 of the Company’s ADS (based upon the 5-day volume weighted average price for the Company’s ADSs for the 5 business days prior to December 10, 2021, discounted by 13%) per $1 nominal value of the Notes. The consummation of the Exchange Agreements is conditional upon (among other things) the approval by the Company’s shareholders of the issuance of ADSs pursuant to the Exchange Agreements and certain matters related to the funding of the Term Loan, with such approvals to be included in the agenda of the January 2022 general meeting of the Company.

Two of the Company’s existing board members, Jim Walsh and Kevin Tansley, have announced their intention to retire from the Company’s board in the coming months.  The Company intends to retain an internationally recognized executive search firm to identify three suitably experienced and qualified candidates to join the Company’s board as independent directors.  Following these appointments, the Company’s board will consist of five independent non-executive directors and two executive directors, Mr. Ronan O’Caoimh, Chairman and Chief Executive Officer and Mr. John Gillard, Chief Financial Officer.  As part of this process the Company will seek to increase the diversity of its board membership.

In addition, the Company’s board has decided to update its corporate governance by among other things, adopting processes and independence requirements to become more consistent with Nasdaq Corporate Governance standards as they apply to U.S. domestic issuers.

The foregoing descriptions of the Term Loan and the Exchange Agreements are qualified in their entirety by reference to the full text of the Term Loan and Exchange Agreements which are filed as Exhibits 99.2 and 99.3 to this Current Report on Form 6-K  and are incorporated in this Report by reference.

The information contained in Exhibit 99.1 is deemed “furnished” and not “filed” under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the  Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Earnings Press Release for the Third Quarter Ended September 30, 2021
99.2
Credit Agreement and Guaranty Dated as of December 15, 2021 Among Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc.  (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as the Borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent

99.3	Form of Exchange Agreement with Holders of Exchangeable Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  December 16, 2021